UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Covetrus, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22304C100

(CUSIP Number)

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Avenue

New York NY 10152

(212) 407-5227

with a copy to:

Debevoise & Plimpton LLP

Attention: Nicholas P. Pellicani, Esq.

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R VFC HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 22304C100

1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

EXPLANATORY NOTE

This Amendment No. 6 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on February 11, 2019 with the U.S. Securities and Exchange Commission and amended by Amendment No. 1 filed on May 1, 2020, Amendment No. 2 filed on May 20, 2020, Amendment No. 3 filed on November 20, 2020, Amendment No. 4 filed on May 20, 2022 and Amendment No. 5 filed on May 25, 2022 by (i) CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd., a Cayman Islands exempted company (“CD&R Holdings GP” and, together with CD&R Holdings, the “Reporting Persons”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented to include the following information:

Merger Closing

On October 13, 2022, Covetrus, Inc. (the “Issuer”), Corgi Bidco, Inc. (“Parent”) and Corgi Merger Sub, Inc. (“Merger Sub”) completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 24, 2022 (the “Merger Agreement”), by and among the Issuer, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Immediately prior to the Merger, CD&R Holdings contributed all of its Shares (as defined below) to a parent entity of Parent (with such Shares subsequently contributed to Parent) pursuant to the Support and Rollover Agreement (the “Contribution”). As a result of the Contribution and the Merger, the Reporting Persons and investment funds (other than the Reporting Persons) associated with Clayton, Dubilier & Rice, LLC and TPG Global, LLC became the indirect owners of all of the issued and outstanding shares of common stock of the Surviving Corporation.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each share of the Issuer’s common stock, par value $0.01 per share (the “Shares”), outstanding immediately prior to the Effective Time (other than Shares owned by (i) Parent or Merger Sub or any of their respective subsidiaries (including the Shares indirectly transferred by CD&R Holdings to Parent as part of the Contribution), (ii) the Issuer as treasury stock (the Shares referred to in (i) and (ii), the “Excluded Shares”) and (iii) Issuer stockholders (the “Dissenting Stockholders”) who had perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)), was converted into the right to receive cash in an amount equal to $21.00 per share, without interest and subject to any required withholding taxes (the “Merger Consideration”). At the Effective Time, the Excluded Shares were cancelled and ceased to exist without payment of any consideration therefor and Dissenting Stockholders became entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder, provided that if, after the Effective Time, any person who otherwise would be deemed a Dissenting Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required tax withholding. Merger Consideration was funded by Parent through $1,905 million of debt financing, provided by the Debt Financing Sources, and $1,604 million of equity financing, provided by the Guarantors pursuant to the Equity Commitment Letters.

On October 13, 2022, the Issuer notified the Nasdaq Global Select Market (“NASDAQ”) that the Merger had been completed, and requested that NASDAQ suspend trading of Shares on NASDAQ prior to the opening of trading on October 13, 2022. The Issuer also requested that NASDAQ file with the U.S. Securities and Exchange Commission (the “SEC”) a notification of removal from listing and registration on Form 25 to effect the delisting of all Shares from NASDAQ and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, Shares will no longer be listed on NASDAQ.

In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all Shares under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Exchange Act with respect to all Shares.

Changes to Board of Directors and Officers

At, and conditioned on the occurrence of, the Effective Time, Deborah G. Ellinger, Paul Fonteyne, Sandra L. Helton, Philip A. Laskawy, Mark J. Manoff, Edward M. McNamara, Steven Paladino, Sandra Peterson, Ravi Sachdev and Sharon Wienbar each resigned from their positions as members of the board of directors of the Issuer and from any and all committees of the board of directors on which they served. Pursuant to the terms of the Merger Agreement, at the Effective Time, Benjamin Wolin and Matthew J. Foulston, who were directors of Merger Sub immediately before the Effective Time, were elected as the directors of the Surviving Corporation. The officers of the Issuer immediately prior to the Effective Time continued as officers of the Surviving Corporation.

Amendments to Articles of Incorporation of Bylaws

Pursuant to the terms of the Merger Agreement, at the Effective Time, the Issuer’s Second Amended and Restated Certificate of Incorporation, as in effect immediately prior to the Effective Time, was amended and restated in its entirety.

Pursuant to the terms of the Merger Agreement, at the Effective Time, the Issuer’s Amended and Restated Bylaws, as in effect immediately prior to the Effective Time, was amended and restated in their entirety.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of the date hereof, following the Contribution and the Merger, the Reporting Persons did not directly hold any Shares. Through their indirect interests in Parent, the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of shares of common stock of the Surviving Corporation.

(c) Except as otherwise described in Item 4 of this Schedule 13D, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Schedule A of this Schedule 13D, has effected any transactions in Shares in the past 60 days.

(d) None of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) On October 13, 2022, each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2022

CD&R VFC HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary